Exhibit 99.1

MY to Announce Fourth Quarter 2015 Financial Results on Monday, April 18, 2016

Earnings Conference Call and Webcast to be Held on April 18, 2016 at 8:00 am (Eastern)/5:00 am (Pacific)/ 8:00 pm (China)

ZHONGSHAN, China, March 15, 2016 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY; “Ming Yang” or the “Company”), a leading wind turbine manufacturer in China, today announced that it expects to report its unaudited financial results for the fourth quarter ended December 31, 2015 before the market opens in the United States on Monday, April 18, 2016. The earnings press release will be available on the Investor Relations page of its website at http://ir.mywind.com.cn.

Following the earnings release announcement, Ming Yang’s senior management will host a conference call on Monday, April 18, 2016 at 8:00 am (Eastern)/ 5:00 am (Pacific)/ 8:00 pm (China) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

United States:	+1-845-675-0437
International (toll):	+65-6713-5090
Mainland China:	400-620-8038 / 800-819-0121
Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601
United States:	+1-866-519-4004

Please ask to be connected to 4Q2015 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following pass code: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	400-602-2065/400-632-2162 / 800-870-0206/800-870-0205
Hong Kong:	800-963-117
Passcode:	7245-0725

The replay will be archived for seven days following the earnings announcement until April 25, 2016.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

Email: ir@mywind.com.cn

http://ir.mywind.com.cn